SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

03024145

5 June 2003

SUPPL

03 JUN 30 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (Formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 3 June 2003, Re: Silverstone Corporation Berhad ("SCB") - Proposed disposal of a parcel of land together with the buildings and fixtures erected thereon held under Title No. H.S.(D) 80060, PT No. 14373, Mukim of Damansara, District of Petaling, State of Selangor by Lion Suzuki Motor Sdn Bhd, a wholly-owned subsidiary of SCB, to Aesbi Power Systems Sdn Bhd for a cash consideration of RM29 Million for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(Formerly known as ANGKASA MARKETING BERHAD)

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/30

Form Version 2.0

General Announcement

Reference No SC-030603-62594

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as ANGKASA MARKETING BERHAD)
- PROPOSED DISPOSAL OF A PARCEL OF LAND TOGETHER WITH THE BUILDINGS AND FIXTURES ERECTED THEREON HELD UNDER TITLE NO. H.S.(D) 80060, PT NO. 14373, MUKIM OF DAMANSARA, DISTRICT OF PETALING, STATE OF SELANGOR BY LION SUZUKI MOTOR SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF SCB, TO AESBI POWER SYSTEMS SDN BHD FOR A CASH CONSIDERATION OF RM29 MILLION ("PROPOSED DISPOSAL")

* **Contents :-**

1. INTRODUCTION

The Board of Directors of SCB wishes to announce that Lion Suzuki Motor Sdn. Bhd. ("LSM"), a wholly-owned subsidiary of SCB, has on 3 June 2003 entered into a conditional sale and purchase agreement ("SPA") to dispose of all that piece of freehold land held under Title No. H.S.(D) 80060, PT No. 14373, Mukim of Damansara, District of Petaling, State of Selangor measuring 61,492 square metres ("Said Land") together with one (1) 4 1/2 storey (including a mezzanine floor) office building and a single storey detached building with a mezzanine floor ("Suzuki Building") and one (1) 4 1/2 storey (including a mezzanine floor) office building and a single storey detached building ("Silverstone Building"), both erected on the Said Land and having a postal address known as No. 72, Persiaran Jubli Perak, Lion Industrial Park, Section 22, 40000 Shah Alam, Selangor Darul Ehsan (collectively with the Said Land be referred to as "Said Property") to Aesbi Power Systems Sdn. Bhd. ("APS") for a total cash consideration of RM29,000,000 ("Sale Consideration").

2. INFORMATION ON LSM

LSM was incorporated in Malaysia on 24 August 1973 and has an authorised capital of RM10,000,000 and an issued and paid-up capital of RM5,401,000 comprising 5,400,000 ordinary shares of RM1.00 each and 100,000 preference shares of RM0.01 each.

LSM is principally engaged in the activity of marketing and distributing the "Suzuki" brand motor

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as: ANGKASA MARKETING BERHAD)

Secretary 03 JUN 2003

vehicles.

3. INFORMATION ON APS

APS is a company incorporated in Malaysia on 20 March 1995 with its registered office at Level 3A (Tower Block), Menara Milenium, 8 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur.

The directors of APS are Lim Poh Ho and Azran Bin Haji Abdul Rahman and each of the directors holds 1 ordinary share of RM1.00 each in APS.

4. SALIENT TERMS OF THE PROPOSED DISPOSAL

4.1 Details of the Said Land

LSM is the registered owner of the Said Property. The Said Land is a piece of freehold land with the category of land use being industrial.The Suzuki Building and the Silverstone Building were erected on the Said Land. LSM has agreed to sell and APS has agreed to purchase the Said Property on an as-is-where-is basis, free from encumbrances and with vacant possession and shall be subject to all conditions of title and category of land use affecting the Said Property.

4.2 Free from Encumbrances

The Said Property is being disposed of free from all claims, charges, liens and encumbrances.

4.3 Settlement of Sale Consideration

The Sale Consideration will be satisfied in the following manner:

i) The sum of RM870,000 to be paid by APS to LSM's solicitors, M/s Azam-Malek & Soh ("LSM's Solicitors") as earnest deposit and part payment towards the Sale Consideration ("Earnest Deposit"). The Earnest Deposit was paid to LSM's Solicitors on 30 April 2003;

ii) The sum of RM2,030,000 to be paid by APS to LSM's Solicitors upon execution of the SPA being the balance of the deposit and part payment towards the Sale Consideration. The said sum was paid to LSM's Solicitors upon execution of the SPA; and

iii) The balance sum of RM26,100,000 ("Balance Sale Consideration") to be paid by APS to LSM's Solicitors on or before the expiry of six (6) months from the date of the SPA, provided that if APS shall fail to pay the Balance Sale Consideration within the time provided, LSM shall grant APS a further one (1) month to pay the Balance Sale Consideration subject to APS paying LSM interest at the rate of 8% per annum on daily basis for such extended period until full payment is received by LSM.

4.4 Conditions to the Proposed Disposal

Pursuant to the SPA, the Proposed Disposal is subject to the following:

(a) the approval from the Foreign Investment Committee ("FIC") for the acquisition of the Said Property by APS being obtained within four (4) months from the date of the SPA, or such extended period as may be agreed by LSM; and

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Secretary
03 JUN 2003

(b) if required, the approval of the shareholders of the Company at a general meeting to be convened for the Proposed Disposal being obtained within four (4) months from the date of the SPA, or such extended period as may be mutually agreed by the parties in writing.

4.5 Delivery of Vacant Possession

LSM shall deliver vacant possession of the Said Property to APS within seven (7) days after receipt by LSM's Solicitors of the Balance Sale Consideration together with interest (if any) or at the expiry of six (6) months from the date of the SPA, whichever is the later.

5. RATIONALE FOR THE PROPOSED DISPOSAL

The net sale proceeds from the divestment of the Said Property, which is presently charged to the lenders of LSM, would principally be utilised for the repayment of the secured loans granted by the said lenders.

The Proposed Disposal will provide LSM with a net cash inflow of RM28.5 million after providing for estimated expenses incidental to the Proposed Disposal amounting to approximately RM0.5 million. LSM intends to utilise these funds in the following manner:

(a) to repay its secured loans of approximately RM24.62 million; and

(b) the balance sum thereof shall be apportioned for utilisation by LSM as working capital and for redemption of the bonds and special-purpose-vehicle debts issued pursuant to the corporate and debt restructuring exercises undertaken by SCB recently upon the terms and conditions contained therein.

6. BASIS FOR DETERMINING THE SALE CONSIDERATION

The Sale Consideration of RM29 million was arrived at on a willing buyer-willing seller basis after taking into consideration the current market value of the Said Property. The open market value of the Said Property is RM30 million as appraised on 27 May 2003 by an independent firm of professional valuers, Khong & Jaafar Sdn Bhd, using the comparison method of valuation. As at 31 March 2003, the Said Property has a net book value of RM27.4 million.

The Said Land was acquired in 1992 for a purchase consideration of RM12.74 million but with the development of the Said Land and the construction of the said two (2) buildings and other fixtures erected thereon, the total investment cost of the Said Property is approximately RM30.02 million.

7. FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

7.1 Share Capital and shareholdings

The Proposed Disposal will not have any effect on the issued and paid-up share capital or the substantial shareholdings of SCB as the Proposed Disposal does not involve any issuance of new SCB shares.

7.2 Earnings

Barring any unforeseen circumstances and based on the assumption that the Proposed Disposal is

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Secretary 03 JUN 2003

completed by December 2003, the earnings for the SCB Group for the financial year ending 30 June 2004 is expected to increase by RM0.4 million or 0.1 sen per share.

7.3 Net Tangible Asset ("NTA")

For illustrative purposes only and based on the SCB Group's proforma consolidated balance sheet as at 30 June 2002 as reviewed by external auditors in connection with the corporate and debt restructuring exercises recently undertaken by SCB and on the assumption that the Proposed Disposal is effected as at that date, the consolidated NTA of the SCB Group is expected to increase by RM0.7 million or 0.2 sen per share.

8. ESTIMATED TIME FOR COMPLETION

Pursuant to the SPA, the Proposed Disposal will be completed upon the payment of the Balance Sale Consideration by APS and/or APS' financier to LSM's Solicitors, subject to the relevant approvals set out in Section 4.4 above being obtained within the stipulated time frame.

9. DIRECTORS' INTEREST

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Disposal.

10. STATEMENT BY DIRECTORS

The Board of Directors of SCB, after careful deliberation, is of the opinion that the Proposed Disposal is in the best interest of the Company.

11. DOCUMENTS FOR INSPECTION

Copies of the SPA relating to the Proposed Disposal and the valuation report and valuers' letter afore-mentioned are available for inspection at the registered office of SCB during normal office hours for a period of two (2) weeks commencing from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

....
Secretary

0 3 JUN 2003